December 26, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (212) 715-8280

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

> **Re:** **Vishay Intertechnology, Inc.**
> **Definitive 14A**
> **Filed April 16, 2007**
> **File No. 001-07416**

Dear Mr. Dienstag:

We have completed our review of Vishay Intertechnology's executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure the company may have included in its response letters or any disclosure the company may include in its future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel